Exhibit 99.3

Responsibility for Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

The Board of Directors (the Board) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee).

The Committee consists of four non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.

The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG has full and unrestricted access to the Committee. KPMG audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

A. Terence Poole	John Floren	Ian Cameron
Chairman of the Audit, Finance and Risk Committee	President and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer
March 10, 2014

38	Methanex Corporation ■ Annual Report 2013

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:

We have audited the accompanying consolidated statements of financial position of Methanex Corporation as of December 31, 2013 and December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Methanex Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Methanex Corporation as of December 31, 2013 and December, 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 24 to the consolidated financial statements, the company has changed its method of accounting for its 63.1% interest in Atlas Methanol Company Unlimited from proportionate consolidation to equity accounting in the years ended December 31, 2013 and December 31, 2012 due to the adoption of IFRS 11, Joint Arrangements, and included the presentation of the consolidated statement of financial position as at January 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Methanex Corporation’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2014 expressed an unqualified opinion on the effectiveness of Methanex Corporation’s internal control over financial reporting.

Chartered Accounts

Vancouver, Canada

March 10, 2014

Methanex Corporation ■ Annual Report 2013	39

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Methanex Corporation:

We have audited Methanex Corporation’s (“the Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2013, and 2012 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years then ended and our report dated March 10, 2014 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 10, 2014

40	Methanex Corporation ■ Annual Report 2013

Consolidated Statements of Financial Position

(thousands of US dollars, except number of common shares)

As at	Dec 31 2013	Dec 31 2012	Jan 1 2012
		(As adjusted – note 24)	(As adjusted – note 24)
ASSETS
Current assets:
Cash and cash equivalents	$732,736	$727,385	$341,445
Trade and other receivables (note 3)	534,130	417,156	374,287
Inventories (note 4)	313,809	256,340	274,276
Prepaid expenses	20,533	25,588	22,614
	1,601,208	1,426,469	1,012,622
Non-current assets:
Property, plant and equipment (note 5)	2,230,938	1,762,873	1,976,693
Investment in associate (note 6)	216,095	184,665	171,707
Other assets (note 7)	65,253	68,554	122,627
	2,512,286	2,016,092	2,271,027
	$4,113,494	$3,442,561	$3,283,649
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$618,181	$377,666	$360,712
Current maturities on long-term debt (note 8)	41,504	38,290	236,063
Current maturities on other long-term liabilities (note 9)	85,648	30,322	21,441
	745,333	446,278	618,216
Non-current liabilities:
Long-term debt (note 8)	1,126,802	1,156,081	601,293
Other long-term liabilities (note 9)	188,520	200,212	188,149
Deferred income tax liabilities (note 15)	147,506	162,253	274,028
	1,462,828	1,518,546	1,063,470
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2013 were 96,100,969 (2012 – 94,309,970)	531,573	481,779	455,434
Contributed surplus	4,994	15,481	22,281
Retained earnings	1,126,700	805,661	942,978
Accumulated other comprehensive loss	(5,544)	(13,045)	(15,968)
Shareholders’ equity	1,657,723	1,289,876	1,404,725
Non-controlling interests	247,610	187,861	197,238
Total equity	1,905,333	1,477,737	1,601,963
	$4,113,494	$3,442,561	$3,283,649

Commitments and contingencies (notes 6 and 21)

See accompanying notes to consolidated financial statements.

Approved by the Board:

A. Terence Poole (Director)	John Floren (Director)

Methanex Corporation ■ Annual Report 2013	41

Consolidated Statements of Income

(thousands of US dollars, except number of common shares and per share amounts)

For the years ended December 31	2013	2012
		(As adjusted – note 24)
Revenue	$3,024,047	$2,542,664
Cost of sales and operating expenses (note 10)	(2,378,204)	(2,090,969)
Depreciation and amortization (note 10)	(123,335)	(149,411)
Write-off of oil and gas rights (note 7)	(24,798)	–
Geismar project relocation expenses and charges (note 5)	(33,867)	(64,543)
Asset impairment charge (notes 5 and 7)	–	(296,976)
Operating income (loss)	463,843	(59,235)
Earnings (loss) of associate (note 6)	30,799	(214)
Finance costs (note 11)	(56,407)	(61,464)
Finance income and other expenses	4,446	1,068
Income (loss) before income taxes	442,681	(119,845)
Income tax recovery (expense) (note 15):
Current	(83,618)	(29,770)
Deferred	17,937	115,040
	(65,681)	85,270
Net income (loss)	$377,000	$(34,575)
Attributable to:
Methanex Corporation shareholders	$329,167	$(68,105)
Non-controlling interests	47,833	33,530
	$377,000	$(34,575)
Income (loss) per share for the period attributable to Methanex Corporation shareholders:
Basic net income (loss) per common share (note 12)	$3.46	$(0.73)
Diluted net income (loss) per common share (note 12)	$3.41	$(0.73)
Weighted average number of common shares outstanding	95,259,066	93,755,509
Diluted weighted average number of common shares outstanding	96,430,842	93,755,509

See accompanying notes to consolidated financial statements.

42	Methanex Corporation ■ Annual Report 2013

Consolidated Statements of Comprehensive Income

(thousands of US dollars)

For the years ended December 31	2013	2012
Net income (loss)	$377,000	$(34,575)
Other comprehensive income (loss), net of taxes:
Items that may be reclassified to income:
Change in fair value of forward exchange contracts (note 18)	(57)	(320)
Change in fair value of interest rate swap contracts (notes 15 and 18)	(936)	(5,794)
Realized loss on interest rate swap contracts reclassified to finance costs	10,808	11,198
Items that will not be reclassified to income:
Actuarial gains (losses) on defined benefit pension plans (notes 15 and 20(a))	5,362	(1,135)
	15,177	3,949
Comprehensive income (loss)	$392,177	$(30,626)
Attributable to:
Methanex Corporation shareholders	$340,577	$(66,317)
Non-controlling interests	51,600	35,691
	$392,177	$(30,626)

See accompanying notes to consolidated financial statements.

Methanex Corporation ■ Annual Report 2013	43

Consolidated Statements of Changes in Equity

(thousands of US dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2011	93,247,755	$455,434	$22,281	$942,978	$(15,968)	$1,404,725	$197,238	$1,601,963
Net income (loss)	–	–	–	(68,105)	–	(68,105)	33,530	(34,575)
Other comprehensive income (loss)	–	–	–	(1,135)	2,923	1,788	2,161	3,949
Compensation expense recorded for stock options	–	–	726	–	–	726	–	726
Issue of shares on exercise of stock options	1,062,215	18,819	–	–	–	18,819	–	18,819
Reclassification of grant-date fair value on exercise of stock options	–	7,526	(7,526)	–	–	–	–	–
Dividend payments to Methanex Corporation shareholders	–	–	–	(68,077)	–	(68,077)	–	(68,077)
Distributions to non-controlling interests	–	–	–	–	–	–	(46,068)	(46,068)
Equity contributions by non-controlling interests	–	–	–	–	–	–	1,000	1,000
Balance, December 31, 2012	94,309,970	$481,779	$15,481	$805,661	$(13,045)	$1,289,876	$187,861	$1,477,737
Net income	–	–	–	329,167	–	329,167	47,833	377,000
Other comprehensive income	–	–	–	5,362	6,048	11,410	3,767	15,177
Compensation expense recorded for stock options	–	–	722	–	–	722	–	722
Sale of partial interest in subsidiary	–	–	–	61,447	1,453	62,900	47,100	110,000
Issue of shares on exercise of stock options	1,790,999	38,585	–	–	–	38,585	–	38,585
Reclassification of grant-date fair value on exercise of stock options	–	11,209	(11,209)	–	–	–	–	–
Dividend payments to Methanex Corporation shareholders	–	–	–	(74,937)	–	(74,937)	–	(74,937)
Distributions to non-controlling interests	–	–	–	–	–	–	(39,951)	(39,951)
Equity contributions by non-controlling interests	–	–	–	–	–	–	1,000	1,000
Balance, December 31, 2013	96,100,969	$531,573	$4,994	$1,126,700	$(5,544)	$1,657,723	$247,610	$1,905,333

See accompanying notes to consolidated financial statements.

44	Methanex Corporation ■ Annual Report 2013

Consolidated Statements of Cash Flows

(thousands of US dollars)

For the years ended December 31	2013	2012
		(As adjusted – note 24)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$377,000	$(34,575)
Add (deduct) loss (earnings) of associate	(30,799)	214
Add (deduct) non-cash items:
Depreciation and amortization	123,335	149,411
Write-off of oil and gas rights	24,798	–
Geismar project relocation non-cash charges	–	25,688
Asset impairment charge	–	296,976
Income tax expense (recovery)	65,681	(85,270)
Share-based compensation expense (recovery)	130,873	35,907
Finance costs	56,407	61,464
Other	1,364	16,201
Income taxes paid	(42,739)	(28,254)
Other cash payments, including share-based compensation	(52,596)	(33,774)
Cash flows from operating activities before undernoted	653,324	403,988
Changes in non-cash working capital (note 16)	(67,527)	11,750
	585,797	415,738
CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments to Methanex Corporation shareholders	(74,937)	(68,077)
Interest paid, including interest rate swap settlements	(55,446)	(60,226)
Net proceeds on issue of long-term debt and limited recourse debt	10,000	590,344
Repayment of limited recourse debt and long-term debt	(39,491)	(236,061)
Cash distributions to non-controlling interests	(39,951)	(49,409)
Proceeds on issue of shares on exercise of stock options	38,585	18,819
Sale of partial interest in subsidiary	110,000	–
Other	(2,777)	(17,702)
	(54,017)	177,688
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(269,367)	(113,794)
Geismar plants under construction	(309,469)	(73,912)
Other assets	(15,608)	(22,853)
Changes in non-cash working capital related to investing activities (note 16)	68,015	3,073
	(526,429)	(207,486)
Increase in cash and cash equivalents	5,351	385,940
Cash and cash equivalents, beginning of year	727,385	341,445
Cash and cash equivalents, end of year	$732,736	$727,385

See accompanying notes to consolidated financial statements.

Methanex Corporation ■ Annual Report 2013	45

Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of US dollars, except where noted)

Year ended December 31, 2013

1. Nature of operations:

Methanex Corporation (“the Company”) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

2. Significant accounting policies:

a) Statement of compliance:

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 10, 2014.

b) Basis of presentation and consolidation:

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, less than wholly owned entities for which it has a controlling interest and its equity-accounted joint venture. Wholly owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. For less than wholly owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. The Company also consolidates any special purpose entity where the substance of the relationship indicates the Company has control. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(h)), financial instruments (note 2(p)), and income taxes (note 2(r)). Actual results could differ from those estimates.

c) Changes in accounting policies:

The Company has adopted the following new standards and amendments effective January 1, 2013.

■

Adoption of IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; and IFRS 12, Disclosure of Interests in Other Entities has resulted in the Company applying equity accounting for its 63.1% interest in the Atlas Methanol Company (Atlas). Previously, the Company accounted for Atlas using proportionate consolidation. The change to equity accounting does not result in any change to net earnings or shareholders’ equity, but does change the presentation of the consolidated statements of income, the consolidated statements of financial position and accompanying notes to the consolidated financial statements. The impact of adoption, including adjustments made to restate prior periods, are disclosed in note 24. Additionally, as a result of adoption of IFRS 12, the Company has expanded its disclosures relating to equity-accounted investees (note 6) and non-controlling interests (note 23).

■	Adoption of IFRS 13, Fair Value Measurements, has resulted in incremental disclosures relating to fair value measurements included in note 18.

■

As a result of amendments to IAS 1, Presentation of Financial Statements, the Company has separated the presentation of items in its statement of comprehensive income between items that may be reclassified to income and items that will not be reclassified to income.

■

As a result of IAS 19 (2011), Employee Benefits, the Company has changed its accounting policy to comply with the revised standard whereby the net interest expense (income) is determined by applying the discount rate to the net defined benefit obligation (asset) as compared to the previous standard which applied a discount rate to the obligation and an expected return to the plan assets. The revised standard does not result in any change to the total amounts included in the consolidated statements of financial position, income or comprehensive income, but does change the presentation of items within the disclosure of the reconciliation of the defined benefit obligation (note 20).

d) Reporting currency and foreign currency translation:

Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates, foreign currency denominated non-monetary items at historic rates, and revenues and expenditures at the rates of exchange at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

46	Methanex Corporation ■ Annual Report 2013

e) Cash equivalents:

Cash equivalents include securities with maturities of three months or less when purchased.

f) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value if not collectible in full. Credit losses have historically been within the range of management’s expectations.

g) Inventories:

Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity, and transportation.

h) Property, plant and equipment:

Initial recognition

Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs, including the impact of related cash flow hedges, incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.

Subsequent costs

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.

Depreciation

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

The estimated useful lives of the Company’s buildings, plant installations and machinery, excluding costs related to turnarounds, ranges from 10 to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas, and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

Assets under finance lease are depreciated to their estimated residual value based on the shorter of their useful lives and the lease term.

Oil and gas properties

Costs incurred for oil and gas properties with proven reserves are capitalized to property, plant and equipment, including the reclassification of associated exploration costs and abandoned properties. These costs are depreciated using a unit-of-production method, taking into consideration estimated proven reserves and estimated future development costs. Proven and probable reserves for oil and gas properties are estimated based on independent reserve reports and represent the estimated quantities of natural gas that are considered commercially feasible. These reserve estimates are used to determine depreciation and to assess the carrying value of oil and gas properties. The accounting for costs incurred for oil and gas exploration properties that do not have proven reserves is described in note 2(i).

Impairment

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. Examples of such events or changes in circumstances include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant change in the long-term methanol price or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.

Recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less cost to sell or its value in use. Value in use is determined by estimating the pre-tax cash

Methanex Corporation ■ Annual Report 2013	47

flows expected to be generated from the asset or cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded for the difference that the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For purposes of recognition and measurement of an impairment writedown, the Company groups long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, the Company groups assets based on site locations for the purpose of determining impairment.

i) Other assets:

Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility.

Costs incurred for oil and gas exploration properties that do not have proven reserves are capitalized to other assets. Upon determination of proven reserves and internal approval for development, these costs are transferred to property, plant and equipment and are depreciated using a unit-of-production method based on estimated proven reserves. Costs are also transferred to property, plant and equipment and become subject to depreciation when the associated properties have been deemed abandoned by management. Upon transfer to property, plant and equipment an impairment assessment is performed. The Company assesses the recoverability of oil and gas exploration properties as part of a cash-generating unit as described in note 2(h).

j) Leases:

Leasing contracts are classified as either finance or operating leases. Where the contracts are classified as operating leases, payments are charged to income in the year they are incurred. A lease is classified as a finance lease if it transfers substantially all of the risks and rewards of ownership of the leased asset. The asset and liability associated with a finance lease are recorded at the lower of fair value and the present value of the minimum lease payments, net of executory costs. Lease payments are apportioned between interest expense and repayments of the liability.

k) Site restoration costs:

The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the fair value of the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the fair value measurement.

l) Employee future benefits:

The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, plan expenses, salary growth and discount rates. The present value of the defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and recorded in retained earnings. The cost for defined contribution benefit plans is recognized in net income as earned by the employees. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

m) Share-based compensation:

The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.

For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.

Share appreciation rights (SARs) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights

48	Methanex Corporation ■ Annual Report 2013

(TSARs) give the holder the choice between exercising a regular stock option or a SAR. For SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

Additional information related to the stock option plan, tandem share appreciation rights, share appreciation rights and the deferred, restricted and performance share units is described in note 13.

n) Net income (loss) per common share:

The Company calculates basic net income (loss) per common share by dividing net income (loss) attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income (loss) per common share under the treasury stock method. Under the treasury stock method, diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.

Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share.

The calculation of basic net income (loss) per common share and a reconciliation to diluted net income (loss) per common share is presented in note 12.

o) Revenue recognition:

Revenue is recognized based on individual contract terms when the risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains risk of loss during shipment. For methanol sold on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned.

p) Financial instruments:

The Company enters into derivative financial instruments to manage certain exposures to commodity price volatility, foreign exchange volatility and variable interest rate volatility. Financial instruments are classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Financial assets and liabilities held-for-trading and available-for-sale financial assets are measured at fair value. Changes in the fair value of held-for-trading financial assets and liabilities are recognized in net income and changes in the fair value of available-for-sale financial assets are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income. The Company classifies cash and cash equivalents and trade and other receivables as loans and receivables. Trade, other payables and accrued liabilities, long-term debt, net of financing costs, and other long-term liabilities are classified as other financial liabilities.

Under these standards, derivative financial instruments, including embedded derivatives, are classified as held-for-trading and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these products, the degree of judgment required to appropriately value these products and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of held-for-trading derivative financial instruments in net income unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company also enters into and designates as cash flow

Methanex Corporation ■ Annual Report 2013	49

hedges certain interest rate swap contracts to hedge variable interest rate exposure on its limited recourse debt. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in net income. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in foreign exchange or variable interest rates.

q) Fair value measurements:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 18.

r) Income taxes:

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate, including related interest and penalty charges.

Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

s) Provisions:

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

t) Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

u) Anticipated changes to International Financial Reporting Standards:

The Company does not expect that the changes to International Financial Reporting Standards that are effective as of January 1, 2014 will have a significant impact on the Company’s results of operations or financial position.

3. Trade and other receivables:

As at	Dec 31 2013	Dec 31 2012	Jan 1 2012
Trade	$426,506	$332,014	$303,989
Value-added and other tax receivables	71,892	43,326	38,864
Other	35,732	41,816	31,434
	$534,130	$417,156	$374,287

4. Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2013 is $2,114 million (2012 – $1,871 million).

50	Methanex Corporation ■ Annual Report 2013

5. Property, plant and equipment:

	Buildings, plant installations and machinery	Plant under construction	Oil and gas properties	Other	TOTAL
Cost at January 1, 2013	$2,866,013	$75,238	$80,368	$68,906	$3,090,525
Additions	257,571	317,806	5,957	13,615	594,949
Disposals and other	(22,987)	–	(13)	35	(22,965)
Cost at December 31, 2013	$3,100,597	$393,044	$86,312	$82,556	$3,662,509
Accumulated depreciation at January 1, 2013	$1,225,202	$–	$74,151	$28,299	$1,327,652
Disposals and other	(14,673)	–	–	(120)	(14,793)
Depreciation	106,800	–	4,077	7,835	118,712
Accumulated depreciation at December 31, 2013	$1,317,329	$–	$78,228	$36,014	$1,431,571
Net book value at December 31, 2013	$1,783,268	$393,044	$8,084	$46,542	$2,230,938

	Buildings, plant installations and machinery	Plant under construction	Oil and gas properties	Other	TOTAL
Cost at January 1, 2012	$2,816,808	$1,326	$77,486	$88,642	$2,984,262
Additions	109,843	73,912	2,882	4,457	191,094
Disposals and other	(60,638)	–	–	(24,193)	(84,831)
Cost at December 31, 2012	$2,866,013	$75,238	$80,368	$68,906	$3,090,525
Accumulated depreciation at January 1, 2012	$933,808	$–	$32,990	$40,771	$1,007,569
Disposals and other	(30,271)	–	–	(18,673)	(48,944)
Depreciation	120,912	–	18,437	6,201	145,550
Asset impairment charge	200,753	–	22,724	–	223,477
Accumulated depreciation at December 31, 2012	$1,225,202	$–	$74,151	$28,299	$1,327,652
Net book value at December 31, 2012	$1,640,811	$75,238	$6,217	$40,607	$1,762,873

Included in buildings, plant installations and machinery at December 31, 2013 and 2012 are capitalized costs of $32.2 million relating to the oxygen production facilities in Trinidad accounted for as finance leases (note 9). The net book value of these assets as at December 31, 2013 was $4.4 million (2012 – $7.0 million).

Other property, plant and equipment includes ocean-shipping vessels with a total net book value of $33.2 million at December 31, 2013 (2012 – $26.8 million).

The Company is relocating two idle Chile facilities to Geismar, Louisiana. For the year ended December 31, 2013, the Company incurred $351.7 million (2012 – $112.8 million) in expenditures related to the Geismar projects. Under IFRS, certain costs incurred in relation to relocating an asset are not eligible for capitalization to property, plant and equipment and are required to be charged directly to income. As a result, $317.8 million (2012 – $73.9 million) was recorded to property, plant and equipment and the remaining $33.9 million (2012 – $38.9 million) was recognized as Geismar project relocation expenses and charges in the consolidated statements of income.

During 2012, the Company recorded a non-cash before-tax asset impairment charge of $297 million ($193 million after-tax) to write down the carrying value of the Chile assets. $223 million of the pre-tax asset impairment charge was allocated to property, plant and equipment and $74 million was allocated to other assets (note 7).

Methanex Corporation ■ Annual Report 2013	51

6. Interest in Atlas joint venture:

a)	The Company has a 63.1% equity interest in the Atlas Methanol Company Unlimited (Atlas) joint venture. Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. Effective January 1, 2013, the Company accounts for its interest in Atlas using the equity method (refer to note 24) as the shareholder agreement governing Atlas establishes joint control between the owners. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2013	Dec 31 2012	Jan 1 2012
Cash and cash equivalents	$20,776	$28,883	$14,685
Other current assets[1]	161,765	104,933	102,872
Non-current assets	378,890	407,362	411,465
Current liabilities[1]	(47,359)	(65,005)	(29,473)
Long-term debt, including current maturities	(56,752)	(80,594)	(104,435)
Other long-term liabilities, including current maturities	(136,730)	(123,801)	(122,995)
Net assets at 100%	$320,590	$271,778	$272,119
Net assets at 63.1%	$202,292	$171,492	$171,707
Long-term receivable from Atlas[1]	13,803	13,173	–
Investment in associate	$216,095	$184,665	$171,707

Consolidated statements of income for the years ended December 31	2013	2012
Revenue[1]	$379,411	$247,434
Cost of sales and depreciation and amortization	(301,479)	(228,818)
Operating income	77,932	18,616
Finance costs, finance income and other expenses	(12,899)	(16,496)
Income tax expense	(16,223)	(2,459)
Net earnings (loss) at 100%	$48,810	$(339)
Earnings (loss) of associate at 63.1%	$30,799	$(214)

[1]	Includes related party transactions between Atlas and the Company (see note 22).

b) Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006 and 2007 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, the Company believes its position should be sustained.

7. Other assets:

As at	Dec 31 2013	Dec 31 2012	Jan 1 2012
Oil and gas assets(a)	$–	$11,209	$50,946
Restricted cash	45,623	42,142	39,470
Deferred financing costs, net of accumulated amortization	1,655	2,161	2,007
Investment in Carbon Recycling International(b)	4,502	–	–
Defined benefit pension plans (note 20)	6,777	1,516	–
Other	6,696	11,526	30,204
	$65,253	$68,554	$122,627

52	Methanex Corporation ■ Annual Report 2013

a) Oil and gas properties:

Costs incurred for oil and natural gas exploration properties that do not have reserves are capitalized to other assets. Upon determination of proven reserves and internal approval for development, the costs are transferred to property, plant and equipment. During the year, the Company incurred $13.6 million (2012 – $30.0 million) in exploration and evaluation expenditures and nil (2012 – $3.8 million) in non-cash additions. Based on exploration results and the outlook for natural gas deliveries under certain arrangements, the Company recorded a non-cash $24.8 million ($19.5 million after-tax) charge to earnings to write off the carrying value of oil and gas properties.

At December 31, 2012, the Company recorded an asset impairment charge relating to its Chile assets that included a $74 million asset impairment charge allocated to other assets.

b) Investment in Carbon Recycling International:

During 2013, the Company made a $4.5 million investment to acquire a minority interest in Carbon Recycling International (CRI), a privately held company headquartered in Reykjavik, Iceland. The investment is considered a portfolio investment and has been recorded at cost.

8. Long-term debt:

As at	Dec 31 2013	Dec 31 2012	Jan 1 2012
Unsecured notes:
(i) 3.25% due December 15, 2019 (effective yield 3.40%)	$344,530	$343,828	$–
(ii) 5.25% due March 1, 2022 (effective yield 5.30%)	246,650	246,326	–
(iii) 6.00% due August 15, 2015 (effective yield 6.10%)	149,581	149,344	149,119
(iv) 8.75% due August 15, 2012 (effective yield 8.88%)	–	–	199,643
	740,761	739,498	348,762
Egypt limited recourse debt facilities:
Four facilities with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.0% to 1.7% per annum. Principal is paid in 24 semi-annual payments, which commenced in September 2010.	404,722	438,631	470,208
Other limited recourse debt	22,823	16,242	18,386
Total long-term debt[1]	1,168,306	1,194,371	837,356
Less current maturities	(41,504)	(38,290)	(236,063)
	$1,126,802	$1,156,081	$601,293

[1]	Total debt is presented net of deferred financing fees of $18.8 million at December 31, 2013 (2012 – $22.2 million).

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015 (note 18).

During 2013, the Company issued other limited recourse debt for $10 million. This facility has a remaining term of approximately three years, with interest payable at LIBOR plus 2.25%. Additionally, other limited recourse debt includes one limited recourse facility with a remaining term of approximately six years with interest payable at LIBOR plus 0.75% and another limited recourse debt facility with a remaining term of approximately two years with interest payable at LIBOR plus 2.8%. All of these financial obligations are paid in equal quarterly payments including principal and interest.

For the year ended December 31, 2013, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $3.4 million (2012 – $3.2 million).

The minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

2014	$41,504
2015	199,396
2016	50,647
2017	46,897
2018	49,972
Thereafter	799,326
$1,187,742

Methanex Corporation ■ Annual Report 2013	53

The covenants governing the Company’s unsecured notes apply to the Company and its subsidiaries, excluding the Egypt entity (“limited recourse subsidiaries”), and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

The Company has a $400 million unsecured credit facility with a syndicate of highly rated financial institutions that expires in December 2016. This facility contains covenant and default provisions in addition to those of the unsecured notes as described above. Significant covenants and default provisions under this facility include:

a)	the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 50%, in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,

b)	a default if payment is accelerated by the creditor on any indebtedness of $25 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

c)	a default if a default occurs that permits the creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Egypt entity. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other distributions.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

At December 31, 2013, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

9. Other long-term liabilities:

As at	Dec 31 2013	Dec 31 2012	Jan 1 2012
Site restoration costs(a)	$16,410	$21,789	$24,885
Deferred gas payments(b)	55,918	70,844	51,079
Finance lease obligations(c)	7,204	10,982	14,391
Share-based compensation liability (note 13)	148,195	62,570	42,157
Fair value of Egypt interest rate swap (note 18)	19,829	32,707	41,536
Defined benefit pension plans (note 20)	26,612	31,642	35,542
	274,168	230,534	209,590
Less current maturities	(85,648)	(30,322)	(21,441)
	$188,520	$200,212	$188,149

a) Site restoration costs:

The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. At December 31, 2013, the total undiscounted amount of estimated cash flows required to settle the liabilities was $21.8 million (2012 – $26.5 million). The movement in the provision during the year is explained as follows:

	2013	2012
Balance at January 1	$21,789	$24,885
New or revised provisions	(5,089)	(1,656)
Amounts charged against provisions	(577)	(1,917)
Accretion expense	287	477
Balance at December 31	$16,410	$21,789

54	Methanex Corporation ■ Annual Report 2013

b) Deferred gas payments:

The Company has a long-term liability of $73.9 million (2012 – $82.8 million) related to deferred natural gas payments that is payable in installments in 2014, 2015 and 2016, of which $18.0 million (2012 – $11.9 million), representing the current portion, has been recorded in trade, other payables and accrued liabilities. At December 31, 2013, the total undiscounted amount of estimated cash flows required to settle the liability was $74.4 million (2012 – $86.5 million).

c) Finance lease obligations:

At December 31, 2013, the Company has a finance lease obligation related to an oxygen production facility in Trinidad that is set to expire in 2015. The liability matures as follows until the expiry of the lease:

	Lease payments	Interest component	Finance lease obligations
2014	$4,557	$384	$4,173
2015	3,114	83	3,031
	$7,671	$467	$7,204

10. Expenses:

For the years ended December 31	2013	2012
Cost of sales	$2,057,502	$1,835,524
Selling and distribution	303,044	342,122
Administrative expenses	140,993	62,734
Total expenses by function	$2,501,539	$2,240,380
Cost of raw materials and purchased methanol	$1,673,824	$1,521,708
Ocean freight and other logistics	256,461	300,936
Employee expenses, including share-based compensation	274,463	178,879
Other expenses	173,456	89,446
Cost of sales and operating expenses	$2,378,204	$2,090,969
Depreciation and amortization	123,335	149,411
Total expenses by nature	$2,501,539	$2,240,380

11. Finance costs:

For the years ended December 31	2013	2012
Finance costs	$64,742	$63,047
Less capitalized interest	(8,335)	(1,583)
	$56,407	$61,464

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. For the year ended December 31, 2013, interest rate swap payments recognized in finance costs were $14.4 million (2012 – $14.9 million). Capitalized interest relates to interest capitalized during construction until a plant is substantially completed and ready for productive use.

12. Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (TSARs) were exercised or converted to common shares. During the year ended December 31, 2012, the Company incurred a net loss attributable to Methanex shareholders and therefore the impact of the potential dilution of stock options and TSARs is anti-dilutive.

Methanex Corporation ■ Annual Report 2013	55

Stock options and TSARs, if calculated using the equity-settled method, are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the number of common shares used for the purposes of calculating basic and diluted net income (loss) per common share is as follows:

For the years ended December 31	2013	2012
Denominator for basic net income (loss) per common share	95,259,066	93,755,509
Effect of dilutive stock options	1,171,776	–
Denominator for diluted net income (loss) per common share	96,430,842	93,755,509

For the years ended December 31, 2013 and 2012, basic and diluted net income (loss) per common share attributable to Methanex shareholders were as follows:

For the years ended December 31	2013	2012
Basic net income (loss) per common share	$3.46	$(0.73)
Diluted net income (loss) per common share	$3.41	$(0.73)

13. Share-based compensation:

The Company provides share-based compensation to its directors and certain employees through grants of stock options, tandem share appreciation rights (TSARs), share appreciation rights (SARs) and deferred, restricted or performance share units.

At December 31, 2013, the Company had 1,260,436 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

a) Share appreciation rights and tandem share appreciation rights:

All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant. SARs and TSARs units outstanding at December 31, 2013 are as follows:

	SARs		TSARs

	Number of units	Exercise price USD	Number of units	Exercise price USD
Outstanding at December 31, 2011	623,547	$26.72	1,219,735	$26.65
Granted	353,890	31.64	652,000	31.69
Exercised	(55,331)	26.07	(15,800)	25.93
Cancelled	(24,581)	29.10	(40,400)	27.61
Outstanding at December 31, 2012	897,525	$28.63	1,815,535	$28.45
Granted	360,900	38.24	544,200	38.24
Exercised	(159,808)	27.10	(496,250)	26.49
Cancelled	(5,500)	30.86	(4,900)	31.36
Outstanding at December 31, 2013	1,093,117	$32.02	1,858,585	$31.83

56	Methanex Corporation ■ Annual Report 2013

Information regarding the SARs and TSARs outstanding at December 31, 2013 is as follows:

	Units outstanding at December 31, 2013			Units exercisable at December 31, 2013

Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding	Weighted average exercise price	Number of units exercisable	Weighted average exercise price
SARs
$23.36 to $38.24	4.9	1,093,117	$32.02	420,179	$27.55
TSARs
$23.36 to $38.24	4.9	1,858,585	$31.83	729,074	$27.78

The fair value of each SARs and TSARs grant was estimated on December 31, 2013 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2013	2012
Risk-free interest rate	0.4%	0.2%
Expected dividend yield	1%	2%
Expected life of SARs and TSARs	2 YEARS	2 YEARS
Expected volatility	29%	34%
Expected forfeitures	1%	4%
Weighted average fair value (USD per share)	$28.02	$ 6.89

Compensation expense for SARs and TSARs is initially measured based on their fair value and is recognized over the vesting period. Changes in fair value in each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2013 was $78.5 million compared with the recorded liability of $69.7 million included in other liabilities. The difference between the fair value and the recorded liability of $8.8 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

For the year ended December 31, 2013, compensation expense related to SARs and TSARs included in cost of sales and operating expenses was an expense of $70.7 million (2012 – expense of $10.8 million). This included an expense of $61.2 million (2012 – expense of $3.1 million) related to the effect of the change in the Company’s share price.

b) Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2013 are as follows:

	Number of deferred share units	Number of restricted share units	Number of performance share units
Outstanding at December 31, 2011	597,911	48,588	1,103,049
Granted	21,649	20,400	358,330
Granted in lieu of dividends	13,821	1,502	25,339
Redeemed	(66,531)	(31,607)	(413,138)
Cancelled	–	–	(19,711)
Outstanding at December 31, 2012	566,850	38,883	1,053,869
Granted	11,009	22,500	304,600
Granted in lieu of dividends	8,103	971	15,835
Redeemed	(239,148)	(18,223)	(410,177)
Cancelled	–	–	(17,681)
Outstanding at December 31, 2013	346,814	44,131	946,446

Methanex Corporation ■ Annual Report 2013	57

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2013 was $90.4 million compared with the recorded liability of $77.3 million included in other liabilities. The difference between the fair value and the recorded liability of $13.1 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

For the year ended December 31, 2013, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $59.5 million (2012 – expense of $24.4 million). This included an expense of $49.2 million (2012 – expense of $12.4 million) related to the effect of the change in the Company’s share price.

c) Stock options:

The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

Common shares reserved for outstanding incentive stock options at December 31, 2013 and 2012 are as follows:

	Number of stock options	Weighted average exercise price
Outstanding at December 31, 2011	4,004,204	$19.19
Granted	84,000	31.73
Exercised	(1,062,215)	18.03
Cancelled	(43,042)	18.13
Outstanding at December 31, 2012	2,982,947	$19.97
Granted	75,600	38.24
Exercised	(1,790,999)	21.40
Cancelled	(48,128)	16.13
Outstanding at December 31, 2013	1,219,420	$19.15

Information regarding the stock options outstanding at December 31, 2013 is as follows:

	Options outstanding at December 31, 2013			Options exercisable at December 31, 2013

Range of exercise prices	Weighted average remaining contractual life (years)	Number of stock options outstanding	Weighted average exercise price	Number of stock options exercisable	Weighted average exercise price
Options
$6.33 to $11.56	2.1	532,715	$6.41	532,715	$6.41
$23.92 to $38.24	2.4	686,705	29.03	534,055	27.46
	2.3	1,219,420	$19.15	1,066,770	$16.95

For the year ended December 31, 2013, compensation expense related to stock options was $0.7 million (2012 – $0.7 million).

58	Methanex Corporation ■ Annual Report 2013

14. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

During the years ended December 31, 2013 and 2012, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	United States	Canada	Europe	China	Korea	Other Asia	Latin America	TOTAL
2013	$474,139	$213,708	$924,700	$378,109	$397,597	$249,174	$386,620	$3,024,047
2012	$432,220	$180,283	$772,338	$408,557	$285,963	$188,702	$274,601	$2,542,664

For the year ended December 31, 2013, revenues from a single customer across multiple geographic regions represented approximately 11% of the Company’s total revenues (refer to note 19(c)).

As at December 31, 2013 and 2012, the net book value of property, plant and equipment by country was as follows:

	United States	Chile	Trinidad	Egypt	New Zealand	Canada	Other	TOTAL
2013
Property, plant and equipment	$531,853	$162,825	$226,760	$857,615	$322,833	$87,074	$41,978	$2,230,938
2012
Property, plant and equipment	$144,059	$235,925	$217,736	$899,060	$172,458	$57,900	$35,735	$1,762,873

The Company is relocating two facilities from Chile to Geismar, Louisiana which are included in the United States in the table above.

15. Income and other taxes:

a) Income tax expense:

For the years ended December 31	2013	2012
Current tax expense:
Current period	$80,578	$28,760
Impact of asset impairment charge, Geismar project relocation expenses and charges, and write-off of oil and gas rights	2,647	1,349
Adjustments to prior years	393	(339)
	83,618	29,770
Deferred tax (recovery):
Origination and reversal of temporary differences	4,812	12,246
Impact of asset impairment charge, Geismar project relocation expenses and charges, and write-off of oil and gas rights	(21,760)	(128,917)
Adjustments to prior years	(1,987)	576
Other	998	1,055
	(17,937)	(115,040)
Total income tax expense (recovery)	$65,681	$(85,270)

b) Income tax expense included in other comprehensive income:

Included in other comprehensive income for the year ended December 31, 2013 is a deferred income tax expense of $3.2 million (2012 – $3.3 million) related to the change in fair value of interest rate swap contracts and defined benefit pension plans where the amounts are deductible for tax purposes upon settlement.

Methanex Corporation ■ Annual Report 2013	59

c) Reconciliation of the effective tax rate:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income (loss) before income taxes as follows:

For the years ended December 31	2013	2012
Income (loss) before income taxes	$442,681	$(119,845)
Deduct: (earnings) loss of associate	(30,799)	214
Add back: asset impairment charge, Geismar project relocation expenses and charges, and write-off of oil and gas rights	58,665	361,519
	470,547	241,888
Canadian statutory tax rate	25.8%	25.0%
Income tax expense calculated at Canadian statutory tax rate	$121,401	$60,472
Increase (decrease) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	9,062	(4,960)
Taxes on asset impairment charge, Geismar project relocation expenses and charges, and write-off of oil and gas rights	(19,113)	(127,567)
Previously unrecognized loss carryforwards and temporary differences	(60,318)	(22,686)
Adjustments to prior years	(1,594)	237
Other	16,243	9,234
Total income tax expense (recovery)	$65,681	$(85,270)

d) Net deferred income tax liabilities:

(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets are as follows:

As at	Dec 31 2013	Dec 31 2012	Jan 1 2012
Deferred income tax liabilities:
Property, plant and equipment	$213,938	$197,794	$244,273
Repatriation taxes	87,017	101,690	103,822
Other	4,425	5,362	37,847
	305,380	304,846	385,942
Deferred income tax assets:
Non-capital loss carryforwards	81,498	99,016	40,284
Fair value of interest rate swap contracts	4,198	7,385	10,384
Share-based compensation	31,719	12,403	8,929
Other	40,459	23,789	52,317
	157,874	142,593	111,914
Net deferred income tax liabilities	$147,506	$162,253	$274,028

The Company recognizes deferred income tax assets to the extent that it is probable that the benefit of these assets will be realized. The Company has $189 million of deductible temporary differences in the United States that have not been recognized.

(ii) Analysis of the change in deferred income tax liabilities:

	2013	2012
Balance, January 1	$162,253	$274,028
Deferred income tax recovery included in net income (loss)	(17,937)	(115,040)
Deferred income tax expense included in other comprehensive income (loss)	3,190	3,265
Balance, December 31	$147,506	$162,253

60	Methanex Corporation ■ Annual Report 2013

16. Changes in non-cash working capital:

Changes in non-cash working capital for the years ended December 31, 2013 and 2012 are as follows:

For the years ended December 31	2013	2012
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(116,974)	$(42,869)
Inventories	(57,469)	17,936
Prepaid expenses	5,055	(2,975)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	226,637	36,719
	57,249	8,811
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(56,761)	6,012
Changes in non-cash working capital	$488	$14,823
These changes relate to the following activities:
Operating	$(67,527)	$11,750
Investing	68,015	3,073
Changes in non-cash working capital	$488	$14,823

17. Capital disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk, and to return excess cash through a combination of dividends and share repurchases.

As at	Dec 31 2013	Dec 31 2012	Jan 1 2012
Liquidity:
Cash and cash equivalents	$732,736	$727,385	$341,445
Undrawn credit facility	400,000	400,000	400,000
Total liquidity	$1,132,736	$1,127,385	$741,445
Capitalization:
Unsecured notes	$740,761	$739,498	$348,762
Limited recourse debt facilities, including current portion	427,545	454,873	488,549
Total debt	1,168,306	1,194,371	837,356
Non-controlling interests	247,610	187,861	197,238
Shareholders’ equity	1,657,723	1,289,876	1,404,725
Total capitalization	$3,073,639	$2,672,108	$2,439,319
Total debt to capitalization[1]	38%	45%	34%
Net debt to capitalization[2]	19%	24%	24%

[1]	Total debt (including 100% of Egypt limited recourse debt facilities) divided by total capitalization.

[2]	Total debt (including 100% of Egypt limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company include the issue or repayment of general corporate debt, the issue of project debt, the issue of equity, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.

The undrawn credit facility in the amount of $400 million is provided by highly rated financial institutions, expires in December 2016 and is subject to certain financial covenants (note 8).

18. Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the consolidated statement of financial position at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the consolidated statement of financial position at fair value unless exempted. Changes in fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

Methanex Corporation ■ Annual Report 2013	61

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at	Dec 31 2013	Dec 31 2012	Jan 1 2012
Financial assets:
Financial assets held-for-trading:
Derivative financial instruments designated as cash flow hedges[1]	$156	$–	$300
Loans and receivables:
Cash and cash equivalents	732,736	727,385	341,445
Trade and other receivables, excluding tax receivable	523,809	401,088	373,427
Project financing reserve accounts included in other assets	45,623	42,142	39,470
Total financial assets[2]	$1,302,324	$1,170,615	$754,642
Financial liabilities:
Other financial liabilities:
Trade, other payable and accrued liabilities, excluding tax payable	$580,180	$365,003	$345,471
Deferred gas payments included in other long-term liabilities	73,888	82,760	51,079
Long-term debt, including current portion	1,168,306	1,194,371	837,356
Financial liabilities held-for-trading:
Derivative financial instruments designated as cash flow hedges[1]	20,412	32,910	41,536
Total financial liabilities	$1,842,786	$1,675,044	$1,275,442

[1]

The euro and New Zealand foreign currency hedges and the Egypt interest rate swaps designated as cash flow hedges are categorized as Level 2 within the fair value hierarchy and measured on a recurring basis at fair value based on industry-accepted valuation models and inputs obtained from active markets.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

At December 31, 2013, all of the Company’s financial instruments are recorded on the consolidated statement of financial position at amortized cost, with the exception of derivative financial instruments, which are recorded at fair value unless exempted.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges. These interest rate swaps had outstanding notional amounts of $315 million as at December 31, 2013. The notional amounts decrease over the expected repayment period. At December 31, 2013, these interest rate swap contracts had a negative fair value of $19.8 million (2012 – $32.7 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euros at a fixed US dollar exchange rate. At December 31, 2013, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 106.2 million euros and buy a notional amount of NZD $7.1 million in exchange for United States dollars. The euro contracts had a negative fair value of $0.6 million (2012 – negative fair value of $0.2 million) recorded in trade, other payables and accrued liabilities and the New Zealand dollar contracts had a positive fair value of $0.2 million (2012 – nil) recorded in accounts receivable. Changes in the fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The table below shows cash outflows for derivative hedging instruments based upon contractual payment dates using LIBOR at December 31, 2013. The amounts reflect the maturity profile of the fair value liability where the instruments will be settled net and are subject to change based on the prevailing LIBOR at each of the future settlement dates. The swaps are with high investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

As at	Dec 31 2013	Dec 31 2012
Within one year	$13,824	$14,490
1 to 2 years	6,229	13,348
2 to 3 years	–	6,042
	$20,053	$33,880

The fair values of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.

62	Methanex Corporation ■ Annual Report 2013

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $0.2 million at December 31, 2013 (December 31, 2012 – nil).

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

As at	Dec 31 2013		Dec 31 2012
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt	$1,183,534	$1,205,740	$1,212,596	$1,246,600

There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions at the end of 2013 and 2012. The fair value of the Company’s unsecured notes will fluctuate until maturity.

19. Financial risk management:

a) Market risks:

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly, it is important to maintain financial flexibility. The Company has adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol and the Company has entered into long-term natural gas supply contracts for its production facilities in New Zealand, Trinidad and Egypt. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company has entered into short-term natural gas forward supply contracts at fixed prices for a portion of the feedstock requirements for its Medicine Hat operations.

Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

Methanex Corporation ■ Annual Report 2013	63

The Company’s interest rate risk exposure is mainly related to long-term debt obligations. Approximately one-half of its debt obligations are subject to interest at fixed rates. The Company also seeks to limit this risk through the use of interest rate swaps, which allows the Company to hedge cash flow changes by swapping variable rates of interest into fixed rates of interest.

As at	Dec 31 2013	Dec 31 2012	Jan 1 2012
Fixed interest rate debt:
Unsecured notes	$740,761	$739,498	$348,762
	$740,761	$739,498	$348,762
Variable interest rate debt:
Egypt limited recourse debt facilities	$404,722	$438,631	$470,208
Other limited recourse debt facilities	22,823	16,242	18,386
	$427,545	$454,873	$488,594

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 18) of approximately $40.5 million as of December 31, 2013 (2012 – $48.9 million). The fair value of variable interest rate debt fluctuates primarily with changes in credit spreads.

For the variable interest rate debt that is unhedged, a 1% change in LIBOR would result in a change in annual interest payments of $1.1 million as of December 31, 2013 (2012 – $1.2 million).

For the Egypt variable interest rate debt that is hedged (see note 8) with a variable-for-fixed interest rate swap (note 18), a 1% change in the interest rates along the yield curve would result in a change in fair value of the interest rate swaps of approximately $3.7 million as of December 31, 2013 (2012 – $7.1 million). These interest rate swaps are designated as cash flow hedges, which results in the effective portion of changes in their fair value being recorded in other comprehensive income.

Foreign currency risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros, Chinese yuan and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

As at December 31, 2013, the Company had a net working capital asset of $124.0 million in non-US-dollar currencies (2012 – $94.6 million). Each 10% strengthening (weakening) of the US dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $12.4 million (2012 – $9.5 million).

b) Liquidity risks:

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. At December 31, 2013, the Company had $732.7 million of cash and cash equivalents. In addition, the Company has an undrawn credit facility of $400 million provided by highly rated financial institutions that expires in December 2016.

64	Methanex Corporation ■ Annual Report 2013

In addition to the above-mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

The expected cash outflows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2013	Carrying amount	Contractual cash flows	1 Year or less	1-3 Years	3-5 Years	More than 5 years
Trade and other payables[1]	$570,480	$570,480	$570,480	$–	$–	$–
Deferred gas payments included in other long-term liabilities	73,888	74,350	17,969	56,381	–	–
Long-term debt[2]	1,168,306	1,444,256	81,861	320,365	167,734	874,296
Egypt interest rate swaps	19,829	20,053	13,824	6,229	–	–
	$1,832,503	$2,109,139	$684,134	$382,975	$167,734	$874,296

[1]	Excludes tax and accrued interest.

[2]	Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates at December 31, 2013.

c) Credit risks:

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and at December 31, 2013 substantially all of the trade receivables were classified as current.

Cash and cash equivalents

To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.

Derivative financial instruments

The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.

To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with company policies.

Methanex Corporation ■ Annual Report 2013	65

20. Retirement plans:

a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at	Dec 31 2013	Dec 31 2012
Accrued benefit obligations:
Balance, beginning of year	$79,497	$78,558
Current service cost	2,272	2,994
Interest cost on accrued benefit obligations	3,329	3,618
Benefit payments	(3,841)	(4,375)
Settlements	(3,719)	(7,673)
Actuarial loss	(2,157)	2,865
Foreign exchange loss (gain)	(5,070)	3,510
Balance, end of year	70,311	79,497
Fair values of plan assets:
Balance, beginning of year	49,371	43,276
Interest income on assets	1,745	2,215
Contributions	5,777	13,981
Benefit payments	(3,841)	(4,375)
Settlements	(3,719)	(7,673)
Return on plan assets	4,076	963
Foreign exchange gain (loss)	(2,933)	984
Balance, end of year	50,476	49,371
Unfunded status	19,835	30,126
Minimum funding requirement	–	–
Defined benefit obligation, net	$19,835	$30,126

The Company has an unfunded retirement obligation of $26.1 million at December 31, 2013 (2012 – $30.9 million) for its employees in Chile that will be funded at retirement in accordance with Chilean law. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee leaves the Company in accordance with plan terms and Chilean regulations. The Company has a funded retirement asset of $6.8 million at December 31, 2013 (2012 – $1.5 million) for certain employees and retirees in Canada and a funded obligation of $0.5 million at December 31, 2013 (2012 – $0.7 million) in Europe.

These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada and Chile, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the defined benefit obligation is 11 years. The Company estimates that it will make additional contributions relating to its defined benefit pensions plans totalling $5.2 million in 2014.

The Company’s net defined benefit pension plan expense charged to the consolidated statements of income for the years ended December 31, 2013 and 2012 is as follows:

For the years ended December 31	2013	2012
Net defined benefit pension plan expense:
Current service cost	$2,272	$2,994
Net interest cost (income)	1,584	1,403
Cost of settlement	909	624
	$4,765	$5,021

66	Methanex Corporation ■ Annual Report 2013

The Company’s current year actuarial (gains) losses, recognized in the consolidated statements of comprehensive income for the years ended December 31, 2013 and 2012, are as follows:

For the years ended December 31	2013	2012
Actuarial (gain) loss	$(5,362)	$1,278
Minimum funding requirement	–	(260)
Actuarial (gain) loss, net	$(5,362)	$1,018

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2013 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2016.

The discount rate is the most significant actuarial assumption used in accounting for the defined benefit pension plans. At December 31, 2013, the weighted average discount rate for the defined benefit obligation was 4.7% (2012 – 4.5%). A decrease of 1% in the weighted average discount rate at the end of the reporting period, while holding all other assumptions constant, would result in an increase to the defined benefit obligation of approximately $7.5 million.

The asset allocation for the defined benefit pension plan assets as at December 31, 2013 and 2012 is as follows:

As at	Dec 31 2013	Dec 31 2012
Equity securities	47%	44%
Debt securities	25%	26%
Cash and other short-term securities	28%	30%
Total	100%	100%

The fair values of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair values of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.

b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2013 was $4.3 million (2012 – $4.2 million).

21. Commitments and contingencies:

a) Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay natural gas supply contracts to purchase feedstock supplies and to pay for transportation capacity related to these supplies up to 2035. The minimum estimated commitment under these contracts, except as noted below, is as follows:

AS AT DECEMBER 31, 2013

2014	2015	2016	2017	2018	Thereafter
$ 279,553	$182,306	$179,816	$85,984	$40,978	$683,666

In the above table, the Company has included natural gas commitments at the contractual volumes and prices. The Company is in the process of relocating two facilities from Chile to Geismar, Louisiana. During 2013, the Company entered into a 10-year natural gas agreement for the supply of Geismar 1’s natural gas requirements and this is included in the above table.

Methanex Corporation ■ Annual Report 2013	67

b) Chile and Argentina natural gas supply contracts:

The Company has supply contracts with Argentinean suppliers for natural gas sourced from Argentina for a significant portion of the capacity for its facilities in Chile with expiration dates between 2017 and 2025. Since June 2007, the Company’s natural gas suppliers from Argentina have curtailed all gas supply to the Company’s plants in Chile. Under the current circumstances, the Company does not expect to receive any further natural gas supply from Argentina under these long-term arrangements. These potential purchase obligations have been excluded from the table above.

The Company also has supply contracts with Empresa Nacional del Petroleo (ENAP) for a portion of the capacity for its facilities in Chile. Over the last few years, deliveries from ENAP have been declining and ENAP has delivered significantly less than the full amount of natural gas that it was obligated to deliver under these contracts. These potential purchase obligations have been excluded from the table above.

c) Operating lease commitments:

The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space, equipment and other operating lease commitments as follows:

AS AT DECEMBER 31, 2013

2014	2015	2016	2017	2018	Thereafter
$ 132,301	$115,530	$118,542	$128,388	$125,386	$899,545

During 2013, the Company entered into six new time charter agreements relating to vessels that will be delivered in 2016 and these commitments are included in the table above.

For the year ended December 31, 2013, the Company recognized as an expense $124.6 million (2012 – $139.8 million) relating to operating lease payments, including time charter vessel payments.

d) Purchased methanol:

The Company has marketing rights for 100% of the production from its jointly owned plants (the Atlas plant in Trinidad in which it has a 63.1% interest and the plant in Egypt in which it has a 50% interest), which results in purchase commitments of an additional 1.3 million tonnes per year of methanol offtake supply when these plants operate at capacity. At December 31, 2013, the Company also had commitments to purchase methanol under other contracts for approximately 1.0 million tonnes for 2014 and 1.8 million tonnes thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included above.

22. Related parties:

The Company has interests in significant subsidiaries and joint ventures as follows:

			Interest %

Name	Country of incorporation	Principal activities	Dec 31 2013	Dec 31 2012
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E.	Egypt	Production	50%	60%
Methanex Chile S.A.	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad	Production	100%	100%
Methanex U.S.A. LLC	United States	Production	100%	100%
Methanex Louisiana LLC	United States	Production	100%	–
Waterfront Shipping Company Limited	Cayman Islands	Shipping	100%	100%
Significant joint ventures:
Atlas Methanol Company Unlimited[1]	Trinidad	Production	63.1%	63.1%

[1]	Summarized financial information for the group’s investment in Atlas is disclosed in note 6.

Transactions between the Company and Atlas are considered related party and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2013 of $379 million (2012 – $247 million) is a related party transaction as the Company has marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas at December 31, 2013 and provided in the summarized financial information in note 6 include receivables owing from Atlas to the Company of $15 million (2012 – $15 million), loans from the Company to Atlas of $9 million (2012 – $8 million) and payables to Atlas of $87 million (2012 – $31 million) all of which are unsecured and due on demand.

68	Methanex Corporation ■ Annual Report 2013

Remuneration of non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2013	2012
Short-term employee benefits	$11,653	$11,223
Post-employment benefits	645	746
Other long-term employee benefits	79	82
Share-based compensation expense	69,708	19,690
Total	$82,085	$31,741

23. Non-controlling interest:

The Company has a 50% interest in Egyptian Methanex Methanol Company S.A.E. (Methanex Egypt) located in Egypt, which has material non-controlling interests. The following table summarizes the Methanex Egypt financial information, except as noted, included in the consolidated financial statements, before any inter-company eliminations:

As at	Dec 31 2013	Dec 31 2012
Current assets	$234,923	$164,144
Non-current assets	852,177	891,614
Current liabilities	(85,430)	(104,692)
Non-current liabilities	(495,842)	(492,514)
Net assets	505,828	458,522
Carrying amount of Methanex Egypt non-controlling interest	$239,387	$180,907
Carrying amount of other non-controlling interests	8,223	6,954
Total carrying amount of non-controlling interests	$247,610	$187,861

For the years ended December 31	2013	2012
Revenue	$385,666	$283,348
Net income	100,140	42,440
Other comprehensive income	9,872	5,404
Total comprehensive income	110,012	47,844
Net income allocated to Methanex Egypt non-controlling interest	46,065	32,074
Net income allocated to other non-controlling interests	1,768	1,456
Total net income allocated to non-controlling interests	47,833	33,530
Other comprehensive income allocated to non-controlling interest	3,767	2,161
Dividends paid to non-controlling interest	$38,451	$38,419

For the years ended December 31	2013	2012
Cash flows from operating activities	$124,046	$113,634
Cash flows from financing activities	(94,318)	(93,589)
Cash flows from investing activities	$(2,044)	$(6,690)

In December 2013, the Company completed the sale of a 10% equity interest in Methanex Egypt for cash proceeds of $110 million. The sale reduced the Company’s interest in Methanex Egypt to approximately 50% while retaining control of the entity. The sale has been accounted for as a transaction between equity holders as Methanex controls Methanex Egypt before and after the transaction and the $62.9 million gain on sale has been reflected as an increase in shareholders’ equity.

Methanex Corporation ■ Annual Report 2013	69

24. Adoption of new accounting standards:

Effective January 1, 2013, the Company has adopted the following new IASB accounting standards related to consolidation and joint arrangements: IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; and IFRS 12, Disclosure of Interests in Other Entities.

As a result of the adoption of these new standards, the Company’s 63.1% interest in the Atlas entity is accounted for using the equity method. The Company has restated its consolidated statement of financial position as at January 1, 2012 and December 31, 2012 and its consolidated statement of income and comprehensive income for the year ended December 31, 2012. Reconciliations of the restatements of the consolidated statement of financial position as at January 1, 2012 and December 31, 2012 and consolidated statement of income and comprehensive income for the year ended December 31, 2012 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at January 1, 2012	As previously stated	Restatement of Atlas to equity method	As adjusted
ASSETS
Current assets:
Cash and cash equivalents	$350,711	$(9,266)	$341,445
Trade and other receivables	378,430	(4,143)	374,287
Inventories	281,015	(6,739)	274,276
Prepaid expenses	24,465	(1,851)	22,614
	1,034,621	(21,999)	1,012,622
Non-current assets:
Property, plant and equipment	2,233,023	(256,330)	1,976,693
Investment in associate	–	171,707	171,707
Other assets	125,931	(3,304)	122,627
	2,358,954	(87,927)	2,271,027
	$3,393,575	$(109,926)	$3,283,649
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$327,130	$33,582	$360,712
Current maturities on long-term debt	251,107	(15,044)	236,063
Current maturities on other long-term liabilities	24,744	(3,303)	21,441
	602,981	15,235	618,216
Non-current liabilities:		–
Long-term debt	652,148	(50,855)	601,293
Other long-term liabilities	234,151	(46,002)	188,149
Deferred income tax liabilities	302,332	(28,304)	274,028
	1,188,631	(125,161)	1,063,470
Equity:
Capital stock	455,434	–	455,434
Contributed surplus	22,281	–	22,281
Retained earnings	942,978	–	942,978
Accumulated other comprehensive loss	(15,968)	–	(15,968)
Shareholders’ equity	1,404,725	–	1,404,725
Non-controlling interests	197,238	–	197,238
Total equity	1,601,963	–	1,601,963
	$3,393,575	$(109,926)	$3,283,649

70	Methanex Corporation ■ Annual Report 2013

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at December 31, 2012	As previously stated	Restatement of Atlas to equity method	As adjusted
ASSETS
Current assets:
Cash and cash equivalents	$745,610	$(18,225)	$727,385
Trade and other receivables	429,203	(12,047)	417,156
Inventories	253,023	3,317	256,340
Prepaid expenses	28,314	(2,726)	25,588
	1,456,150	(29,681)	1,426,469
Non-current assets:
Property, plant and equipment	2,014,748	(251,875)	1,762,873
Investment in associate	–	184,665	184,665
Other assets	73,724	(5,170)	68,554
	2,088,472	(72,380)	2,016,092
	$3,544,622	$(102,061)	$3,442,561
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$353,744	$23,922	$377,666
Current maturities on long-term debt	53,334	(15,044)	38,290
Current maturities on other long-term liabilities	33,903	(3,581)	30,322
	440,981	5,297	446,278
Non-current liabilities:
Long-term debt	1,191,891	(35,810)	1,156,081
Other long-term liabilities	242,435	(42,223)	200,212
Deferred income tax liabilities	191,578	(29,325)	162,253
	1,625,904	(107,358)	1,518,546
Equity:
Capital stock	481,779	–	481,779
Contributed surplus	15,481	–	15,481
Retained earnings	805,661	–	805,661
Accumulated other comprehensive loss	(13,045)	–	(13,045)
Shareholders’ equity	1,289,876	–	1,289,876
Non-controlling interests	187,861	–	187,861
Total equity	1,477,737	–	1,477,737
	$3,544,622	$(102,061)	$3,442,561

Methanex Corporation ■ Annual Report 2013	71

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

For the year ended December 31, 2012	As previously stated	Restatement of Atlas to equity method	As adjusted
Revenue	$2,672,954	$(130,290)	$2,542,664
Cost of sales and operating expenses	(2,187,288)	96,319	(2,090,969)
Depreciation and amortization	(171,635)	22,224	(149,411)
Geismar project relocation expenses and charges	(64,543)	–	(64,543)
Asset impairment charge	(296,976)	–	(296,976)
Operating loss	(47,488)	(11,747)	(59,235)
Loss of associate	–	(214)	(214)
Finance costs	(71,314)	9,850	(61,464)
Finance income and other expenses	509	559	1,068
Loss before income taxes	(118,293)	(1,552)	(119,845)
Income tax recovery (expense):
Current	(30,302)	532	(29,770)
Deferred	114,020	1,020	115,040
	83,718	1,552	85,270
Net loss	$(34,575)	$–	$(34,575)
Change in fair value of forward exchange contracts, net of tax	(320)	–	(320)
Change in fair value of interest rate swap contracts, net of tax	(5,794)	–	(5,794)
Realized loss in interest rate swap contracts reclassified to finance costs, net of tax	11,198	–	11,198
Actuarial losses on defined benefit pension plans, net of tax	(1,135)	–	(1,135)
Comprehensive loss	$(30,626)	$–	$(30,626)
Attributable to:
Methanex Corporation shareholders	(66,317)	–	(66,317)
Non-controlling interests	35,691	–	35,691
	$(30,626)	$–	$(30,626)

72	Methanex Corporation ■ Annual Report 2013